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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)
Securities Act Rule 802 (Exchange Offer)
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)
Exchange Act Rule 14e-2(d) (Subject Company Response)
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Randgold & Exploration Company Limited

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Republic of South Africa

(Jurisdiction of Subject Company's Incorporation or Organization)

Randgold & Exploration Company Limited

(Name of Person(s) Furnishing Form)

N/A

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CT Corporation System, 111 8th Avenue – 13th Floor, New York, New York 10011

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

TABLE OF CONTENTS

PART I — INFORMATION SENT TO SECURITY HOLDERS
    Item 1. Home Jurisdiction Documents
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES
EX-99.A.1 A Scheme of Arrangement in Terms of Section 311 of the Companies Act Proposed by Randgold & Exploration between FSD and its shareholders, other than JCI.

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PART I – INFORMATION SENT TO SECURITY HOLDERS

            Item 1.    Home Jurisdiction Documents

                (a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	A Scheme of Arrangement in Terms of Section 311 of the Companies Act Proposed by Randgold & Exploration between FSD and its shareholders, other than JCI.

                (b) Not applicable.

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PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the "SEC"), Randgold & Exploration Company Limited is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Randgold & Exploration Company Limited will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

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PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Randgold & Exploration Company Limited
By: /s/ David Haddon
Name: David Haddon Title: Group Company Secretary

October 6, 2003

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